March 1, 2006
Angela Connell U.S. Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549
Re:	Legg Mason, Inc. Form 10-K for Fiscal Year Ended March 31, 2005 Filed June 3, 2005 File No. 001-08529
Dear Ms. Connell:
We are in receipt of your comment letter dated February 17, 2006 and provide a response below to the comment as requested.
Form 10-Q filed February 9, 2006 - Note 7: Long Term Debt
Comment 1:

We note that you have entered into an amortizing interest rate swap to hedge your interest rate risk on a portion of your $700 million floating-rate term loan and have designated this hedging relationship as a cash flow hedge. In future filings, please revise to provide the disclosures required by paragraph 45(b) of SFAS 133 with respect to your cash flow hedges. In addition, disclose the methods used to both prospectively and retrospectively assess hedge effectiveness.

Response:	In accordance with the disclosure requirements of paragraph 45(b) of SFAS 133, we will revise future filings as follows:

"Effective December 1, 2005, Legg Mason executed a 3-year amortizing interest rate swap ("Swap") with a large financial institution to hedge interest rate risk on a portion of its $700 million, 5-year floating-rate term loan. Under the terms of the Swap, Legg Mason will pay a fixed interest rate of 4.9% on a notional amount of $400 million. Quarterly payments or receipts under the Swap are matched to exactly offset changes in the floating rate interest payments on $400 million in principal of the term loan. Since the terms and conditions of the hedge are not expected to change, then as long as at least the unamortized balance, currently $XXX million, of the Swap is outstanding on the term loan, the Swap will continue to be an effective cash flow hedge. As a result, changes in the market value of the Swap are recorded as a component of Other comprehensive income. As of [date of the report], an

Angela Connell, Senior Accountant U.S. Securities and Exchange Commission March 1, 2006 Page 2 of 2

unrealized loss [or gain] of $XXX in the market value of the Swap has been reflected in Other comprehensive income. The estimated loss [or gain] included in Other comprehensive income as of [date of report] that is expected to be reclassified to income within the next 12 months is $XXX. The actual amount will vary from this amount as a result of changes in market conditions. On a quarterly basis, Legg Mason assesses the effectiveness of this cash flow hedge by confirming that payments and balances of the liability hedged match those of the Swap."

In connection with our response to your comment letter, we acknowledge that:

We are responsible for the adequacy and accuracy of the disclosure in the filing;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or would like any additional clarification, please contact Robert Moy (410-454-3108) or me (410-454-2935).

Sincerely,
/s/ Charles J. Daley, Jr.
Charles J. Daley, Jr. Chief Financial Officer, Senior Vice President and Treasurer

cc: Margaret Fitzgerald, U.S. Securities and Exchange Commission, Division of Corporation Finance